UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2 )*

                      Fair, Isaac and Company, Incorporated
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   303250 10 4
                                   -----------
                                 (CUSIP Number)


                                February 14, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 303250 10 4                                  13G                                     Page 2 of 5 pages


----------- ------------------------------------------------------------------------------------------------------
    1       Names of Reporting Persons:   Christian Fair
            I.R.S. Identification Nos. of above persons (entities only):
----------- ------------------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)   |_|
            (b)   |_|
----------- ------------------------------------------------------------------------------------------------------
    3       SEC Use Only:
----------- ------------------------------------------------------------------------------------------------------
    4       Citizenship or Place of Organization:       United States
----------- ------------------------------------------------------------------------------------------------------
    Number of Shares          5      Sole Voting Power                                                      2,573
  Beneficially Owned by
  Each Reporting Person    --------- ----------------------------------------- -----------------------------------
          With                6      Shared Voting Power                                                  184,796

                           --------- ----------------------------------------- -----------------------------------
                              7      Sole Dispositive Power                                                 2,573

                           --------- ----------------------------------------- -----------------------------------
                              8      Shared Dispositive Power                                             184,796
----------- ------------------------------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned by
            Each Reporting Person:                                                                       187,369
----------- ------------------------------------------------------------------------------------------------------
    10      Check if the Aggregate Amount in Row (9)
            Excludes Certain Shares (See Instructions):                                                      |_|
----------- ------------------------------------------------------------------------------------------------------
    11      Percent of Class Represented
            by Amount in Row (9):                                                                           1.3%
----------- ------------------------------------------------------------------------------------------------------
    12      Type of Reporting Person (See Instructions):                                                      IN
----------- ------------------------------------------------------------------------------------------------------
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CUSIP No.: 303250 10 4                                  13G                                     Page 3 of 5 pages




         Item 1.

         (a)    Name of Issuer:  Fair, Isaac and Company, Incorporated

         (b)    Address of Issuer's Principal Executive Offices:  200 Smith Ranch Road, San Rafael, California
                94903.


         Item 2.

         (a)    Name of Person Filing:  Christian Fair

         (b)    Address of Principal Business Office or, if none, Residence:  200 Smith Ranch Road, San Rafael,
                California 94903.

         (c)    Citizenship:  United States

         (d)    Title of Class of Securities:  Common Stock, par value $0.01 per share.

         (e)    CUSIP Number:  303250 10 4


Item 3.

           If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)    |_|      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b)    |_|      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

           (c)    |_|      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d)    |_|      Investment company registered under section 8 of the Investment Company Act of 1940
                           (15 U.S.C. 80a-8);

           (e)    |_|      An investment adviser in accordance withss. 240.13d-1(b)(1)(ii)(E);

           (f)    |_|      An employee benefit plan or endowment fund in accordance withss. 240.13d-1(b)(1)(ii)(F);

           (g)    |_|      A parent holding company or control person in accordance withss. 240.13d-1(b)(1)(ii)(G);

           (h)    |_|      A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
                           (12 U.S.C. 1813);


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CUSIP No.: 303250 10 4                                  13G                                     Page 4 of 5 pages




           (i)    |_|      A   church   plan   that   is   excluded   from   the
                           definition  of an  investment  company  under section
                           3(c)(14)  of the  Investment  Company Act of 1940 (15
                           U.S.C. 80a-3);

           (j)    |_|      Group, in accordance withss. 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
-------  ---------

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount beneficially owned:  187,369

           (b)    Percent of class: 1.3%

           (c)    Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  2,573

                  (ii)     Shared power to vote or to direct the vote:  184,796

                  (iii)    Sole power to dispose or to direct the disposition of:  2,573

                  (iv)     Shared power to dispose or to direct the disposition of:  184,796


Item 5.  Ownership of Five Percent or Less of a Class.
-------  --------------------------------------------

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
-------    ---------------------------------------------------------------

           Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By
-------    -----------------------------------------------------------------------------------------------------
           the Parent Holding Company.
           --------------------------

           Not applicable.


Item 8.    Identification and Classification of Members of the Group.
-------    ---------------------------------------------------------

           Not applicable.


Item 9.    Notice of Dissolution of Group.
-------    ------------------------------

           Not applicable.


Item 10.   Certification.
--------   -------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.: 303250 10 4                                  13G                                     Page 5 of 5 pages


                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  February 6, 2001


                                                By   /s/Christian Fair
                                                   ----------------------------------------------
                                                                      Christian Fair



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